Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

January 21, 2022

Re:	Knightscope, Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

File No. 024-11680

Ladies and Gentlemen:

On behalf of Knightscope, Inc., I hereby withdraw the Company’s request to qualify the above-referenced offering statement previously filed with the Commission.

Sincerely,

/s/ William Santana Li

William Santana Li

Chief Executive Officer

Knightscope, Inc.

Cc:	Jeanne Campanelli

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